

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
2121 Second St. Suite A-107
Davis, CA 85618

> **Re: Marrone Bio Innovations, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 11, 2013**
> **File No. 333-189753**

Dear Dr. Marrone:

We have reviewed your response to our letter dated July 8, 2013 and have the following additional comments.

Prospectus Summary, page 1

Our Growth Strategy, page 5

1. We note your response to prior comment 2. Please balance your disclosure in this paragraph by clarifying that you expect to incur additional losses for the next several years.

Recent Developments, page 8

2. We note you have included a discussion of ranges of possible operating results, and have disclosed that these results are preliminary due to the ongoing closing process. Please tell us how these ranges were determined. Include in your response when you anticipate finalization of the closing process as well as a discussion of the information not yet finalized.

3. It appears that cost of product has increased significantly as a percentage of revenues. If this increase is indicative of events or significant economic changes that you reasonably expect to have a material impact upon operating results, additional disclosure should be provided.

4. If the financial statements for the most recently completed period become available prior to the effective date of the registration statement, they must be included in the filing.

Management, page 94

Director Compensation, page 99

5. Please revise the caption to the table on page 100 to clarify it is the Director Compensation table.

Other

6. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

7. Please provide a currently dated consent from the independent registered public accounting firm.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Charles S. Farman, Esq.
        Morrison & Foerster LLP